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Tefron Ltd. Announces New Sports Innovation Division
18 Nov 04 08:01
DIVISION FOCUSED ON EXCEPTIONAL PARTNER RELATIONS, ADVANCED ENGINEERING AND INNOVATIVE DESIGN SET TO PROPEL TEFRON IN 2005


LAKE OSWEGO, Ore., Nov. 18 /PRNewswire-FirstCall/ -- Tefron Ltd. (NYSE: TFR), one of the world's leading seamless apparel manufacturers, proudly announced today its decision to further bolster its active wear business with the creation of a new business division. The new division, to be called Tefron's Sports Innovation Division or "Sid," will be devoted to Tefron's growing US customer base and headquartered in Lake Oswego, Oregon. Sid's mission is to be "the sports and active wear leader's best partner."

The formation of this new division signifies Tefron's growing success in the sports active wear market and its confidence in the future success of this business based on current 2005 orders. While Tefron is known for its leadership in seamless intimate wear, the demand for its high performance active wear and the creation of a dedicated sports innovation division marks a noticeable shift in the company's long term product strategy. Sid, under the leadership of AmitTal, has been laying the groundwork for Tefron's solid footing in the sport and active wear market for the past two years.

"We have been building the sports innovation business unit in order to allow us to further extend our growing sport and active wear offerings," stated Tefron CEO, Yos Shiran. "The very positive response to our sports and active wear apparel will be key in strengthening Tefron's financial results in 2005."

Sid has been launched after Tefron recently secured long-term product initiatives with leading partners. The division will implement these high-volume, high concept projects, producing customized hi-tech fabric designs beginning Q1 of 2005. These product partnerships will propel the expansion of Sid and enable Tefron to further invest in their performance active wear business.

The newly formed "Sid" also represents Tefron's dedication to partner-focused alliances and exceptional customer relations. With an increased emphasis on customer service, Tefron is devoting specialists for each of their key partners to facilitate customized service, advanced engineering and product delivery. Further demonstrating its commitment to innovation, Sid also intends to develop a Studio of Innovation and Design, a revolutionary incubator for the future of seamless technology and advanced 3-D design. To be located in Portland, Oregon, this interactive studio will serve as a place where Sid and its partners will join to accelerate the future of seamless products.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in, or lower than expected, product demand particularly for our new active wear products, difficulties in improving operating efficiencies, and general economic conditions, as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to

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publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof onto reflect the occurrence of unanticipated.

Tefron Ltd. has a long established history in producing seamless intimate clothing and has built its stellar reputation by supplying premier active and swim wear garments globally to leading name-brand marketers such as Nike, Patagonia, Victoria's Secret, Reebok, Gap, Banana Republic, and Target. Tefron's sport and active wear innovations can be found on world-class athletes and were recently worn at the 2004 Olympic Games in Athens, Greece.